[Citi Trends Inc. Letterhead]

(912) 443-2075

bsmith@cititrends.com

December 18, 2008

VIA EDGAR AND U.S. MAIL

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	Citi Trends, Inc. (the “Company”)
Form 10-K for fiscal year ended February 2, 2008
Filed April 16, 2008
File No. 000-51315

Dear Mr. Reynolds:

We hereby submit the Company’s responses to the Staff’s comments conveyed in a letter to the Company dated December 11, 2008 in connection with the Staff’s review of the Company’s Form 10-K for fiscal year ended February 2, 2008.  For your convenience, we have reproduced the Staff’s comment in bold preceding our response.

In connection herewith, the Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

104 Coleman Blvd., Savannah, Ga 31408 • (912) 236-1561 • Fax (912) 443-3674

December 18, 2008

Proxy Statement Filed on April 23, 2008

Executive Compensation, page 16

1.              You disclose that the CEO and compensation committee have established specific performance goals to calculate annual incentive awards for fiscal year 2007 (as defined in your Form 10-K for the year ended February 2, 2008), such as operating cash flows, gross margin, etc.  The company, however, has not provided quantitative disclosure of the performance targets to be achieved for your named executive officers to earn their awards.  In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In addition, please tell us, within the timeframe below, whether the company’s targets for the fiscal year 2008 are expected to be materially different from those of fiscal year 2007.  To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Response:

The Company will update its future filings to expand the discussion in the Compensation Discussion and Analysis to include quantitative disclosure of the terms of the Operating Cash Flow goal to be achieved for the Named Executive Officers (“NEOs”) to earn their annual bonus for the most recently completed fiscal year. Operating Cash Flow is defined as earnings before interest, taxes, depreciation and amortization.  In the next proxy statement, the Company will disclose the specific Operating Cash Flow goal used to establish a bonus matrix at the “threshold”, “target”, or “maximum” payout levels for performance during the fiscal year ending January 31, 2009 (“Fiscal 2008”). The Operating Cash Flow goal is the sole measure used to determine whether a bonus will be paid for Fiscal 2008 and which, to the extent achieved, determines the range of the bonus opportunity for the NEOs.

The performance targets for Fiscal 2008 differ from those for the year ended February 2, 2008 as a result of a decision by the Compensation Committee of the Board of Directors of the Company to measure performance of the NEOs for purposes of their annual bonus potential solely based on the Operating Cash Flow metric.  The “threshold,” “target” and “maximum” Operating Cash Flow performance goals have also been adjusted based on performance expectations of the Company for Fiscal 2008.

December 18, 2008

If you have any questions regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at (912) 443-2075.  Please acknowledge receipt of this response letter by stamping the enclosed additional copy of this letter and returning it to my attention.

Sincerely,

/s/ Bruce D. Smith
Bruce D. Smith
Chief Financial Officer

cc:	Edwin Kim, Division of Corporation Finance